SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON SEPTEMBER 30, 2013

(Drawn up in the summary format, as determined by Law 6.404, Article 130, Paragraph 1 of December 15, 1976)

PUBLICLY HELD CORPORATION

CNPJ 33.000.167/0001-01

NIRE 33300032061

1. DAY, TIME AND PLACE:

Meeting held on September 30, 2013 at 3pm, at the registered office in the city of Rio de Janeiro, at Avenida República do Chile, nº 65, Centro, Rio de Janeiro - RJ.

2. ATTENDANCE, QUORUM AND CALL NOTICE:

Attended the meeting holders of more than 75.77% of the common shares of the corporate capital, as the signatures at Shareholders’ Attendance Book attest, all of them being duly called by means of notices published at Valor Econômico and the Rio de Janeiro State Gazette on September 2, 3 and 4, 2013. Attended the meeting Dr. Walter Luis Bernardes Albertoni, representative of the company’s Fiscal Council, in compliance with the provisions of Article 164 of Law No 6.404/76 and Mr. Amilcar de Castro, representative of APSIS Consultoria e Avaliações Ltda., in compliance with the provisions set forth in Paragraph 1 of Article 8 in the abovementioned law.

3. BOARD:

Chairman:                                                     Almir Guilherme Barbassa

Federal Government Representative:    Luiz Frederico de Bessa Fleury

Secretary:                                                     Célia Regina Paravidini dos Santos Carvalho

4. AGENDA:

I. Approve alienation of 100% (one hundred percent) of the shares issued by INNOVA S.A., held by Petrobras, to Videolar S.A. and its majority shareholder for R$870 million (eight hundred and seventy million reais).

II. Merger of COMPERJ PARTICIPAÇÕES S.A. (“COMPERJPAR”) into Petrobras to:

(1) Ratify hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras for preparation of the Appraisal Report, at book value, of COMPERJPAR, according to the terms in Paragraph 1 of Article 227, Law 6.404, of 12.15.1976;

(2) Approve Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of COMPERJPAR;

(3) Approve, in all their terms and conditions, the Protocol and Justification of Merger, signed between COMPERJPAR and Petrobras on June 03, 2013;

(4) Approve the merger of COMPERJPAR by Petrobras, with its consequent dissolution, without increasing the capital of Petrobras;

(5) Authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in all that may be necessary.

III. Merger of COMPERJ ESTIRÊNICOS S.A. (“EST”) into Petrobras to:

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(1) Ratify hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras for preparation of the Appraisal Report, at book value, of EST, according to the terms in Paragraph 1 of Article 227, Law 6.404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of EST;

(3) Approve, in all their terms and conditions, the Protocol and Justification of Merger, signed between EST and Petrobras on June 03, 2013;

(4) Approve the merger of EST into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras;

(5) Authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in all that may be necessary.

IV. Merger of COMPERJ MEG S.A. (“MEG”) into Petrobras to:

(1) Ratify the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras for preparation of the Appraisal Report, at book value, of MEG, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of MEG;

(3) Approve, in all their terms and conditions, the Protocol and Justification of Merger, signed between MEG and Petrobras on June 03, 2013;

(4) Approve the merger of MEG into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras;

(5) Authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

V. Merger of COMPERJ POLIOLEFINAS S.A. (“POL”) into Petrobras to:

(1) Ratify the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras for preparation of the Appraisal Report, at book value, of POL, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of POL;

(3) Approve, in all their terms and conditions, the Protocol and Justification of Merger, signed between POL and Petrobras on June 03, 2013;

(4) Approve the merger of POL into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras;

(5) Authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in all that may be necessary.

VI. Merger of SFE – SOCIEDADE FLUMINENSE DE ENERGIA LTDA. (“SFE”) into Petrobras to:

(1) Ratify the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras for preparation of the Appraisal Report, at book value, of SFE, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976;

(2) Approve the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of SFE;

(3) Approve, in all their terms and conditions, the Protocol and Justification of Merger, signed between SFE and Petrobras on August 12, 2013;

(4) Approve the merger of SFE into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras;

(5) Authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

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VII. Approve waiver of the preemptive right of Petrobras to subscribe debentures convertible into shares to be issued by SETE BRASIL PARTICIPAÇÕES S.A.

4.            RESOLUTIONS ADOPTED:

On the Agenda

The majority of those present have approved to draw up these minutes under the summary format, according to Article 130, Law 6.404, of 12.15.1976.

In the Extraordinary General Meeting

Item I:  The majority of shareholders present have approved the alienation of 100% (one hundred percent) of the shares issued by INNOVA S.A., held by Petrobras, to Videolar S.A. and its majority shareholder for R$870 million (eight hundred and seventy million reais).

Item II:  As for the Merger of COMPERJ PARTICIPAÇÕES S.A. (“COMPERJPAR”) into Petrobras, the majority of shareholders present have approved: 1)  the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras, for preparation of the Appraisal Report, at book value, of COMPERJPAR, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976; 2)  the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of COMPERJPAR; (3)  the Protocol and Justification of Merger, in all their terms and conditions, signed between COMPERJPAR and Petrobras on June 3, 2013; 4)  the merger of COMPERJPAR into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras; and 5)  authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

Item III:  As for the Merger of COMPERJ ESTIRÊNICOS S.A. (“EST”) into Petrobras, the majority of shareholders present have approved: 1)  the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras, for preparation of the Appraisal Report, at book value, of EST, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976; 2)  the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of EST; 3)  the Protocol and Justification of Merger, in all their terms and conditions, signed between EST and Petrobras on June 3, 2013; 4)  the merger of EST into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras; and 5)  authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

Item IV:  As for the Merger of COMPERJ MEG S.A. (“MEG”) into Petrobras, the majority of shareholders present have approved: 1)  the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras, for preparation of the Appraisal Report, at book value, of MEG, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976; 2)  the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of MEG; 3)  the Protocol and Justification of Merger, in all their terms and conditions, signed between MEG and Petrobras on June 3, 2013; 4)  the merger of MEG into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras; and 5)  authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

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Item V:  As for the Merger of COMPERJ POLIOLEFINAS S.A. (“POL”) into Petrobras, the majority of shareholders present have approved: 1)  the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras, for preparation of the Appraisal Report, at book value, of POL, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976; 2)  the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of POL; 3)  the Protocol and Justification of Merger, in all their terms and conditions, signed between POL and Petrobras on June 3, 2013; 4)  the merger of POL into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras; and 5)  authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

Item VI:  As for the Merger of SFE – SOCIEDADE FLUMINENSE DE ENERGIA LTDA. (“SFE”) into Petrobras, the majority of shareholders present have approved: 1)  the hiring of APSIS Consultoria e Avaliações Ltda., by Petrobras, for preparation of the Appraisal Report, at book value, of SFE, according to the terms of Paragraph 1, Article 227, Law 6.404, of 12.15.1976; 2)  the Appraisal Report prepared by APSIS Consultoria e Avaliações Ltda. for appraisal, at book value, of the shareholders’ equity of SFE; 3)  the Protocol and Justification of Merger, in all their terms and conditions, signed between SFE and Petrobras on August 12, 2013; 4)  the merger of SFE into Petrobras, with its consequent dissolution, without increasing the capital of Petrobras; and 5)  authorize the Petrobras Executive Board to carry out any and all acts deemed necessary to implement the merger and regularize the situation of the acquired company and the acquiring company before the competent agencies, in whatever may be necessary.

Item VII:

The majority of shareholders present have approved Petrobras’ waiver of the preemptive right to subscribe debentures convertible into shares to be issued by SETE BRASIL PARTICIPAÇÕES S.A.

There being no further matters to be discussed, this Extraordinary General Meeting was closed, these Minutes were drawn up, which, after being read and approved, was signed.

6. DOCUMENTS FILED AT THE PRINCIPAL PLACE OF BUSINESS:

The following documents are to remain filed at the company’s principal place of business, in compliance and as provided in Article 130, Paragraph 1, Item “a”, Law 6.404, of 12.15.1976:

- Ballots filled out by shareholders or their proxies and submitted to the Board, containing the votes regarding items I, II, III, IV, V  , VI  and VII  of the Agenda of this Extraordinary General Meeting;

- Power of attorney and Voting Ballot of The Bank of New York ADR Department, institution Depositary of ADRs representative of company shares, herein represented by Mr. Ralph Figueiredo de Azevedo, informing the votes of ADR holders in favor (item I – 679,727.242 votes, item II – 732,590,910 votes, item III – 732,605,074 votes, item IV – 732,580,136 votes, item V – 732,572,280 votes, item VI – 732,544,724 votes, item VII – 726,534,074 votes), against (item I – 10,115,764 votes, item II – 992,110 votes, item III – 996,328 votes, item IV – 995,952 votes, item V – 1,006,832 votes, item VI – 1,011,922 votes, item VII – 1,722,036 votes) and abstentions (item I – 44,725,508 votes, item II – 974,384 votes, item III – 975,848 votes, item IV – 973,672 votes, item V – 977,140 votes, item VI – 977,212 votes, item VII – 6,313,522 votes) on Agenda of the Extraordinary General Meeting;

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- Power of attorney and Voting Ballot submitted by the representative of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Mrs. Kátia Luzia Bittencourt Costa, informing of the abstention to item I on Agenda of the Extraordinary General Meeting;

- Proxy Voting of the shareholders enrolled in the Online Meeting platform, represented by their proxies: Mr. Fábio Luís Soares Xavier, Mr. Paulo Mauricio Tinoco de Campos and Mrs. Verônica Sofia Damasceno.

Almir Guilherme Barbassa

President of Extraordinary General Meeting

Luiz Frederico de Bessa Fleury

Federal Government Representative

Ralph Figueiredo de Azevedo

Representative of The Bank of New York ADR Department

Célia Regina Paravidini dos Santos Carvalho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.